Meridian Equity Income
Fund® is a no load, diversified mutual fund and began operations on January 31, 2005. The primary objective of the fund is to seek long-term growth of capital and income. Meridian Equity Income invests primarily in equities of companies that pay dividends or interest, have the potential for capital appreciation and which the Investment Adviser believes may have the capacity to raise dividends in the future. Richard F. Aster, Jr. has managed the fund since its inception.
Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost.
For the most recent performance, please call our shareholder services at 800-446-6662
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© 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund is a no load, diversified mutual fund and began operations on August 1, 1984. The primary objective of the fund is to seek long-term growth of capital. Meridian Growth invests primarily in growth stocks, including those with small and medium sized market values. Richard F. Aster, Jr. has managed the fund since its inception. The Wall Street Transcript interview with Richard Aster
Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost.
For the most recent performance, please call our shareholder services at 800-446-6662
Investment Philosophy Open an Account Shareholder Services Privacy Policy Short Term Trading Policy Disclosure of Portfolio Holdings Proxy Voting
© 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund is a no-load, diversified mutual fund, and began operations on February 10, 1994. The primary objective of the fund is to seek long-term growth of capital. Meridian Value invests primarily in equities of companies which are, we believe, undervalued in relation to the company’s long-term earning power or asset value, or the stock market in general. This may include companies which have suffered earnings declines but which are, we believe, positioned to resume long-term growth. Investments include equities across all market capitalizations and industry groups. Richard F. Aster, Jr., the fund’s founder, heads up an investment team which includes Jamie England, Larry Cordisco and Jim O’Connor. The 2006 Wall Street Transcript interview with Jamie England Lipper Ranks Meridian Value Fund Number One (© 2006 REUTERS. Click for Restrictions)
Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost.
For the most recent performance, please call our shareholder services at 800-446-6662
Investment Philosophy Open an Account Shareholder Services Privacy Policy Short Term Trading Policy Disclosure of Portfolio Holdings Proxy Voting
© 2000-2006 Meridian Fund, Inc. All rights reserved.

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Meridian Fund, Inc. has been running mutual funds for over twenty years. The Meridian Growth Fund started in 1984, the Meridian Value Fund in 1994, and our newest, the Meridian Equity Income Fund, on January 31, 2005.

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Meridian Growth Fund's Rick Aster is profiled in Investor Relations Magazine's "Consistency King" - *IR Magazine September 2007*

Meridian Growth Fund included in Kiplinger's Mutual Funds 2007 Magazine's "15 funds we love" - *Kiplinger's Mutual Funds 2007 Magazine Spring 2007*

Meridian Growth Fund included in SmartMoney Magazine's "The 35 Best Mutual Funds" – *SmartMoney Magazine February 2007*

Meridian Growth Fund included in Money Magazine's "Money 70: The best mutual funds you can buy" – *Money Magazine January 2007*

Meridian Growth Fund included in Consumer Reports List of Top Funds – *Consumer Reports January 2007*

The 2006 Wall Street Transcript interview with Jamie England

2006 Income and Capital Gain Distributions

Rick Aster added to Guru Hall of Fame list

The Wall Street Transcript interview with Richard Aster

Meridian Value Fund included in New 'superstar portfolio' strategy – *MarketWatch September 11, 2006*
Paul Farrell picked the Meridian Value Fund out of 185 MidCap Blend stock funds. The article states that the Meridian Value Fund is tops with a whopping 17.4% average return for the past 10 years.

Meridian Growth and Meridian Value Funds included in Money65 list - *Money February 2006*

Meridian Growth Fund included in Kiplinger's TOP 15 Picks - *Kiplinger's Mutual Funds 2006*

Meridian Growth Fund included in 2006 USA Today All-Star Mutual Funds - *USA Today March 3, 2006*

Lipper Ranks Meridian Value Fund Number One
(© 2006 REUTERS. Click for Restrictions)

Meridian Value Fund tops list in "SmartMoney Fund Screen/Long-Term Winners"

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Meridian Growth Fund Advisor

Aster Investment Management, Inc.
60 East Sir Francis Drake Blvd.
Suite 306
Larkspur, CA 94939

Portfolio Management



Richard F. Aster, Jr. was born in Southern California. Formal education included undergraduate and graduate degrees in economics from the University of California, Santa Barbara. Mr. Aster worked for the U. S. Treasury Department and invested privately before joining Newburger, Loeb & Company, a New York Stock Exchange firm, in 1970. He worked for Newburger, Loeb for almost two years as a West Coast analyst before joining Robertson, Colman, Siebel & Weisel (which became Montgomery Securities and subsequently Banc of America Securities, Montgomery Division).

Mr. Aster's responsibilities at Montgomery Securities included formulating the firm's economic overview and investment strategy. His primary areas of research included emerging growth stocks and special situations covering a broad number of industries. Mr. Aster successfully managed accounts on a discretionary basis during this period. He left Montgomery Securities in March 1977 to form Aster Investment Management Co., Inc. Mr. Aster started the Meridian Growth Fund in 1984, the Meridian Value Fund in 1994 and the Meridian Equity Income Fund in 2005.



T.J. Qatato, CFA
Formal education includes an undergraduate degree in business administration and a master's degree in professional accounting, both from the University of Texas at Austin. Mr. Qatato is a CFA charter holder. He served as an investment officer with the Employees Retirement System of Texas (ERS), responsible for managing a portion of the internal portfolio. Following his experience at ERS, Mr. Qatato was a lead equity analyst with USAA Investment Management Company in San Antonio for the Science & Technology, First Start Growth and World Growth Funds.

Prior to joining Aster Investment Management, Mr. Qatato spent over four years at Friess Associates, the investment advisor to the Brandywine Funds. Mr. Qatato joined Aster Investment Management in May, 2005.



William Tao, CFA
Formal education includes an undergraduate degree in accounting and economics from the University of Toronto and a master's degree in business administration from the Ivey School of Business at the University of Western Ontario. Mr. Tao is a CFA charter holder. After obtaining his undergraduate degree, Mr. Tao worked as an auditor at KPMG for three years and for one year as a financial accountant at the University of Toronto Press. Following business school, Mr. Tao spent three years as a research associate with Credit Suisse First Boston in the equity valuation and semiconductor device research groups. Immediately prior to joining Aster Investment Management, Mr. Tao worked for three years as a research associate at BMO Capital Markets covering semiconductor device stocks. Mr. Tao joined Aster Investment Management in June, 2007.

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REPRINTED FROM OCTOBER 8, 2007 THE WALL STREET TRANSCRIPT Questioning Market Leaders For Long Term Investors Investing in Small to Medium Cap Stocks RICHARD F. ASTER JR., President of Aster Investment Management, Inc., was born in Southern California. His formal education included undergraduate and graduate degrees in economics from the University of California, Santa Barbara. Mr. Aster worked for the U. S. Treasury Department and invested privately before joining Newburger, Loeb & Company, a New York Stock Exchange firm, in 1970. He worked for Newburger, Loeb for almost two years as a West Coast analyst before joining Robertson, Colman, Siebel & Weisel (which became Montgomery Securities and subsequently Banc of America Securities, Montgomery Division). Mr. Aster’s responsibilities at Montgomery Securities included formulating the firm’s economic overview and investment strategy. His primary areas of research included emerging growth stocks and special situations covering a broad number of industries. Mr. Aster successfully managed accounts on a discretionary basis during this period. He left Montgomery Securities in March 1977 to form Aster Investment Management Co., Inc. Mr. Aster started the Meridian Growth Fund in 1984, the Meridian Value Fund in 1994 and the Meridian Equity Income Fund in 2005. TWST: Please start with an overview of Aster Investment Management and its investment philosophy. Mr. Aster: Aster Investment is the investment advisor to the three Meridian Funds: The Meridian Growth Fund, the Meridian Value Fund and the Meridian Equity Income Fund. The Meridian Value Fund focuses on good companies that have had difficulties, resulting in down earnings for an extended period of time. We research such companies to determine if the problems have been resolved and growth will resume, then we will purchase the shares, provided the valuation is reasonable. The Meridian Value Fund has done exceedingly well over the years. The Meridian Equity Income Fund is focused on good companies that offer above average yields. The companies must have strong balance sheets, good earnings prospects, high returns on invested capital and the ability to grow dividends in the future. This Fund has done okay; it’s a couple of years old, but we believe the philosophy and the strategy will do well over the years. Finally, the Meridian Growth Fund, which I believe is our focus today, has been around a long time. I started the Fund in 1984 and the Fund has averaged annual returns of approximately 14% for 23 years. The Fund invests, for the most part, in small to medium-size growth stocks. We research companies with market caps that range from $500 million to $5 billion or so. This is our area of concentration. The Fund has a low turnover rate. We invest in companies that, we believe, can grow revenue and earnings for an extended period of time. Valuation is important. We believe this will continue to be a successful formula. Those are the three Funds and how they work. TWST: What is the range of capitalization in the stocks in your portfolio? Mr. Aster: The range of capitalizations, as I said, generally runs from $500 million to $5 billion. We may buy a $5 billion company that turns out to be a big winner, resulting in a larger market cap. We won’t sell the shares as long as the outlook is bright and the valuation is reasonable. Therefore, there will be companies in the portfolio that we have held for a long time that have larger market caps. MONEY MANAGER INTERVIEW

MONEY MANAGER INTERVIEW INVESTING IN SMALL TO MEDIUM CAP STOCKS TWST: What is the investment climate like right now for investing in small and mid-cap growth? Mr. Aster: It depends on the strategy. Traditional growth companies that have non-cyclical characteristics, good returns on equity and so forth are having a more difficult time. The economy is slowing, they are experiencing cost pressures, especially from commodities, and the consumer is under pressure. Commodity-based companies and international companies doing most of their business in rapidly developing countries, on the other hand, have done well for a long time. It is a somewhat more difficult time for us at the moment, but that will change, and the sooner the better. TWST: How has your portfolio changed in emphasis over the last 12 to 18 months? Mr. Aster: Again, we have little turnover. There has been, at the margin, a shift from consumer-oriented companies to companies that have more international exposure. TWST: By that do you mean purchasing foreign stocks or stocks that have overseas operations? Mr. Aster: We haven’t purchased many foreign stocks directly. It’s more of a focus on United States companies that have a strong international presence; 30% plus of their sales will be outside North America. TWST: Tell us about your decision-making process and the criteria that you are looking for in potential holdings. Mr. Aster: Again, we are focused on growth stocks. We look for several characteristics. First, we want a company that addresses a market that is conducive to growth. They may have new technology, a new product or are able to take share in a large market, such as the retail area. Second, the company must have an important market share. This can be looked at in different ways, but market leaders have many advantages in terms of their cost structure, access to capital, marketing, etc. Small players, sooner or later, run into difficulty. Third, a successful growth company must have a high return on invested capital. You need to finance the growth, primarily with internally generated funds. A 10% return on invested capital won’t support a 15% growth rate. Finally, a good management team is critical to long-term success. This may be difficult to determine initially. It’s an on-going process. We do our research and then monitor developments. Is management bringing in good people at all levels, not just at the top? Are they building their capital base and infrastructure to support the growth? Once we find a company that, in our opinion, meets the above criteria, we then turn to valuation. What price can we pay and expect to get a decent return? TWST: How important is valuation in selecting growth stocks? Do you have different valuation metrics for different sectors? Mr. Aster: There are no specific metrics that consistently work, but valuation is critical. The focus on valuation, I believe, distinguishes the Meridian Growth Fund. Many growth fund managers find a company they like and buy it, irrespective of valuation. We find a company with good long-term prospects and then determine what price we can pay and still expect to get a good return, considering the risk. Those investors that don’t pay attention to valuation, sooner or later will regret it. This happened in the late 1990s with the tech bubble. Many of the aggressive funds that performed well in the late 1990s were down anywhere from 50% to 80% between 2000 and 2002. We had positive returns in the late 1990s but underperformed our more aggressive peers. We then outperformed by a wide margin in subsequent years. Valuation is an important component to successful investing. There are no hard and fast rules for valuing a company. We know all the numbers and ratios, as does everyone else. This is the scientific part of the valuation process. Then it becomes more of an art. I rely, in the final analysis, on gut feel and instincts. Certain companies may be growing sl ower but deserve a better valuation for several reasons. The growth is sustainable, the returns are higher and the business is defensible well into the future. It’s difficult to explain until you get to specific companies. TWST: What about diversification? How many holdings do you have generally in the Meridian Growth Fund? Mr. Aster: We generally hold between 40 and 50 positions. This is fairly concentrated compared to many of our peers. We do our own research and when we find good investments it’s important that they have an impact on the portfolio. It is easier to pick 10 companies than it is 500. You move down the preference curve for stocks. The more positions you hold, the more you will represent the market and the averages. I believe it’s better to concentrate and keep the portfolio to 40 or 50 names. TWST: Do you look for specific sectors for growth? Do you have overweights? Mr. Aster: We do bottom-up research. That means we look for good investments, irrespective of their industry. Historically we have tended to be overweight in specific sectors, because that’s where we find growth companies. We are usually overweight in the healthcare, technology, retail and financial groups. Today. approximately 15% of the portfolio is in financial stocks, 19% technology, 16% health care, retail and restaurants is maybe 9%. We do own a number of companies in other groups that make up the balance of the portfolio. TWST: Has that shifted at all over the last couple of years? Mr. Aster: I would say historically we have been more heavily weighted in consumer and related companies. TWST: What are some of the companies you can tell us about that have taken your attention and led you to include them in the portfolio? Mr. Aster: We own Global Payments (GPN), a leading payment processor for credit and debit cards, operating primarily in the United States and Canada. It also has a money transfer business that represents a small part of its overall revenues. This is similar to a Western Union (WU). Much of the business consists of Mexicans

MONEY MANAGER INTERVIEW INVESTING IN SMALL TO MEDIUM CAP STOCKS working in the USA and transferring money back home. Credit card processing is similar to a First Data, except Global Payments concentrates more on small and medium-sized businesses. Credit-debit card transaction volume is projected to grow in the area of 9% and revenue at 5%, the difference due to continued price reductions. We believe North America will continue to show steady and profitable growth. Global Payments has a growing presence in both Eastern Europe and Asia. These markets may be expected to generate significant growth over the next several years as they develop economically and credit and debit cards become more pervasive. The company is well managed, has a strong balance sheet with a high return on equity, a large portion of revenues are recurring and the business generates more than adequate cash flow. These are the characteristics we look for and the shares trade at less than 20 times our estimate of earnings. TWST: Is that a technology firm or financial services? Mr. Aster: I would say it’s a combination. They have technology to do the processing, but it’s more of a financial service company. TWST: Do you have another one? Mr. Aster: We have owned Las Vegas Sands (LVS) for some time. The company is a leading gaming—hotel-convention operator in Las Vegas and Macau, with more to come. Las Vegas properties include the highly successful Venetian and the soon to be open adjacent Palazzo. Management has done an excellent job in Las Vegas, particularly developing the important convention business. The company recently opened the Venetian Macau. The hotel looks just like the Las Vegas Venetian but is much larger. It is by far the largest property in Macau, containing a large convention center and a 15,000-person event center. I was there a few days after the opening and, in my view, this will be a winner. Macau, which is right off mainland China but part of China, already has more gaming revenue than Las Vegas and it’s growing rapidly. There are a billion people within an hour flight. The Chinese have a propensity to gamble and will experience higher disposable incomes in the years ahead. The company is developing sites in Sin-gapore and Pennsylvania with more to follow. We have confidence in management and believe they will be the leader in the growth of international gaming in the years to come. It’s a fast growing and exciting story. TWST: Singapore and Pennsylvania are new gaming venues, right? Mr. Aster: Singapore will be. TWST: They are getting right in there. Mr. Aster: Yes, Macau is most important to the company at this time. This site can serve as a convention center for most of Asia. It’s about an hour from Hong Kong by ferry. Macau needs to continue developing its infrastructure to handle the flood of people. Several other operators are there now, including MGM Mirage (MGM) and Wynn Resorts (WYNN). There are local operators also, but none of them compare with the Venetian in terms of size and scope. TWST: What about a healthcare company? Mr. Aster: C.R. Bard (BCR) is one of our larger positions. Bard is a leading manufacturer of medical, surgical and diagnostic devices sold to hospitals, healthcare professionals and extended care facilities. Their products are directed toward four areas. Urology makes up 30% of the sales, vascular 24%, oncology 23% and surgical specialties 19%. At this time 69% of Bard’s business is in the United States, about 20% is in Europe, Japan is 5% and the rest of the world, mainly Asia, is 6%. The company is a market leader with a number one or two position in all of its product lines. It has, we believe, excellent growth prospects. An estimated 10% to 12% revenue growth rate should translate into 15% to 20% earnings growth, as margins continue to improve. Medical device companies, particularly those positioned like Bard, have the technology, marketing and financial wherewithal to grow rapidly in the developing countries in the coming years. As income levels rise, countries spend more to improve and advance health care. US sales will grow based on technology, demographics, etc. Bard has high returns on capital, generates substantial free cash flow and is well managed. The shares sell at a reasonable valuation considering the company’s market position, financial returns and growth prospects. TWST: What about the merger and acquisition activity among your smaller stocks? Does that impact your investing? Have you had any takeovers in the last year? Mr. Aster: We have had a few companies, such as Hyper-ion Solutions, United Rentals (URI) and Claire’s Stores that were purchased at a premium earlier this year. Acquisitions have nothing to do with our investment style or strategy. We buy companies based on their long-term fundamental outlook. We don’t buy companies because we believe they are acquisition candidates. If they get taken out at a premium, good enough, but it isn’t something we focus on. TWST: Do you have a stock that you purchased recently that you could tell us about? Mr. Aster: Global Payments was a recent purchase. Let me mention another stock, Royal Caribbean (RCL), that hasn’t done well but we believe is positioned for long-term growth. Two companies dominate the cruise industry. Royal Caribbean is the second largest cruise company, behind Carnival (CUK). It has 30 plus ships and operates Royal Caribbean International, Celebrity Cruise and a couple of smaller brands. 55% of revenues are from the Caribbean, 14% from Europe, 7% Alaska and 24% other. There have been several problems for the industry, starting with 9/11. This was followed by Katrina and we have had rising energy prices and continuing pressure on consumer disposable income. During this difficult period, business has been okay, but it has been a struggle. Bookings appear to have strengthened somewhat recently. The cruise industry is expected to grow at 9% annually. The demographics are favorable, cruises represent an excellent value and less than 40% of the US population has been on a cruise. Their average

MONEY MANAGER INTERVIEW INVESTING IN SMALL TO MEDIUM CAP STOCKS customer has taken five cruises, which indicates a high level of satisfaction. There is a substantial opportunity in the under-penetrated international market as well. Royal made an acquisition in Spain last year and they are now establishing a presence in France. The international market, including Asia, presents an excellent growth opportunity well into the future. I believe this will be a 10% to 12% growth industry dominated by two outstanding companies. The valuations are particularly attractive at this time due to the concerns mentioned above. TWST: What about the sell process? Do you have sell targets? Mr. Aster: We don’t set price targets. The stock market is a dynamic place, it’s not static. Every day things change and this includes the outlook for specific companies. A six-month-old target is no good. The primary reason we sell is because the long-term fundamentals break down and we no longer like the business. Price does-n’t matter much at this point. We don’t necessarily sell if a company has a short-term hiccup or problem as long as we believe the long-term outlook remains positive. We might buy more. We will sell if the valuation gets extreme and the risk/reward ratio gets way out of line. Remember that our turnover is low compared to our peers. This makes the fund tax efficient, I might add. TWST: You said you have a low turnover. Did you exit any stocks recently or trim back on positions? Mr. Aster: There are always positions to be sold or trimmed back. The last four companies we sold were Regis Corporation (RGS), Zale Corporation (ZLC), United Rentals and Claire’s Stores. TWST: Tell us about your risk management techniques. How do you manage risk at the portfolio and individual security level? Mr. Aster: We stay fully invested for the most part. I believe our basic strategy minimizes risk. Historically, we have had better relative performance during difficult periods. There are several reasons for this. First, we buy good companies that do well over an extended period of time and aren’t highly cyclical. Second, we pay attention to valuation as I discussed earlier. Finally, we will cut back positions if they do exceedingly well and the valuations become higher. We may purchase a 2% position and that turns into a 4% position because of excellent performance. Most of the time, everything else being equal, we will cut back the position under such conditions. There is more risk at $40 per share than at $20 per share. These measures have limited our risk over a long period of time. TWST: What do you think is distinctive about your investment approach compared with peer companies? Mr. Aster: There are a few things that might be distinctive. But there is no magic formula. We have a good strategy and a hard work ethic, but it just comes down to execution. We do fundamental research and pay attention to valuation. I have been the manager of the portfolio for 23 years; you probably don’t find that too often. I’m the largest individual shareholder. We stick to our strategy. The Meridian Funds are no load and we don’t have any distribution. We must perform to survive and this drives our culture. This is how our people are compensated. TWST: This has been a turbulent and volatile time for the stock market. Do you see any challenges ahead for investors? Mr. Aster: There are always challenges and the market is never easy. Today is no different. The economy is growing at a slow pace and this will continue for several quarters, in our view. Investors are worried about higher oil prices, subprime mortgages, mortgage resets and the continued pressure on consumer disposable income. We will work through these issues during the next year or two, then there will be other problems to focus on. TWST: What should a potential investor in the Meridian Growth Fund consider before putting the money in? Mr. Aster: First, he or she should be a long-term investor with a time horizon of at least three to five years. Second, they need to understand the Fund’s strategy and the risk involved so they allocate the proper amount of their portfolio. This will depend on their personal situation. But if they have a long-term horizon and get the allocation right, they should be okay. TWST: Is there anything that you would like to add by way of summary? Mr. Aster: We have a good strategy and a good research team. T.J. Qatato and William Tao work with me on the Fund. Their effort in following existing holdings and generating new ideas is important. We work hard and stick to what we do. We won’t be the best every year or every quarter, but long term, I believe we will continue to have good performance, as has been the case historically. TWST: Thank you. Note: Opinions and recommendations are as of 9/27/07. RICHARD F. ASTER JR. Aster Investment Management, Inc. 60 East Sir Francis Drake Boulevard Suite 306 Larkspur, CA 94939 (415) 461-8770 © 2007 The Wall Street Transcript, 48 West 37th Street, NYC 10018 Tel: (212) 952-7400 • Fax: (212) 668-9842 • Website: www.twst.com